FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2005

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date October 4, 2005

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

NEWS FOR RELEASE: October 3, 2005

NEWS RELEASE 05-25

For Further Information Contact:

            Jean Pierre Jutras at 1-403-269-6753

Web: www.tylerresources.com

Chevonne Miller, Breakthrough Financial Marketing Inc. at 1-403-269-7676

miller@breakthrough.ab.ca

TYLER RESOURCES ANNOUNCES THE APPOINTMENT OF INVESTOR RELATIONS FIRM

Tyler Resources Inc. is pleased to announce the appointment of Breakthrough Financial Marketing Inc. to assist the Company in the development and implementation of a full service investor relations program.

Breakthrough Financial Marketing, based in Calgary, Alberta, provides rapidly growing public companies with proactive financial communications programs to establish and maintain relationships with the financial community. Under the terms of the one-year agreement, Breakthrough Financial Marketing will implement an investor relations program for Tyler Resources designed to fulfill the needs of retail and institutional shareholders. In consideration for the services provided, Tyler Resources will pay a monthly retainer fee of Cdn. $5500 and has granted 250,000 options to the consultant to purchase Tyler Resource’s common shares at $1.11 per share.  Investor inquiries may also now be addressed to Chevonne Miller of Breakthrough Financial Marketing.

“Jean Pierre Jutras”

Jean Pierre Jutras

President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.